EXHIBIT 99.58

Mercator Announces 2011 Production Guidance, Phase II Update

Vancouver, British Columbia, March 8, 2011 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) is pleased to announce that production of copper and molybdenum for 2011 is projected to be approximately 40% higher than 2010 at the Company’s wholly owned Mineral Park mine in Arizona.  Copper production for 2011 is projected to be approximately 45.0 million pounds, as compared to 32 million pounds in 2010 and molybdenum production is projected to be approximately 6.0 million pounds, as compared to 4.3 million pounds in 2010.

2011 Projected Production by Quarter

Q1:	8.8 million lbs copper	0.9 million lbs molybdenum
Q2:	9.5 million lbs copper	1.0 million lbs molybdenum
Q3:	14.1 million lbs copper	1.8 million lbs molybdenum
Q4:	12.5 million lbs copper	2.3 million lbs molybdenum
Copper production represents both copper in concentrate and copper cathode. The significant increases in 3rd and 4th quarter production levels are attributable to the increase in throughput resulting from the completion of the Phase II plant expansion.  Variability between copper and molybdenum weightings in the production profile are due to respective grade fluctuations in the 2011 mine plan.

Phase II Construction Update

Major milestones have either been achieved or are near completion in the Phase II expansion program, including:

●	The SAG mill is fully installed and operational.

●	The second line of ball mills is mechanically installed and the motors are being set.

●	The second water line is complete and the pump station upgrades are in progress.

●	The concrete for the second set of rougher cells is 50% complete.

●	The main support structure for the second stacker is complete and all of the structural steel is on site.

●	The second mill transformer is being installed.

Phase II construction is expected to be completed by the end of June, followed by a ramp-up period culminating in full capacity throughput of 50,000 tons per day in August.

“The expansion of Mineral Park continues on schedule and with the completion of Phase II, the mine will become one of the largest operations in North America”, said Mike Surratt, Mercator’s President & CEO.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and thedevelopment of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this press release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.